Axxess Pharma, Inc.

3250 Bloor Street West, Suite 613

Toronto, ON, M8X 2X9

January 16, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E

Washington, D.C. 20549

Attn: Pamela Long

Re:	Axxess Pharma, Inc.
Registration Statement on Form S-1
Filed July 25, 2014
File No. 333-197647

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Axxess Pharma, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on July 25, 2014, File No. 333-197647 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement as we terminated certain investment agreement with certain selling stockholder and we believe that a withdrawal of the S-1 Registration Statement was appropriate. No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (609) 275-0400.

Very truly yours,

Axxess Pharma, Inc.

By:	/s/ Peter Daniel Bagi
Name: Peter Daniel Bagi, MD
Title: Chief Executive Officer and
Chief Financial Officer
(Principal Executive and Accounting Officer)